[letterhead
 Thompson, Hickey, Cunningham, Clow & April, P.A.
 460 St. Michael's Drive, Building 1100, Suite 1103
 Santa Fe, New Mexico 87505
 (505) 988-2900, extension 105]

February 23, 2009

Via EDGAR Correspondence

Patricia A. Williams
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Thornburg Investment Trust
     Registration Number Under the Securities Act of 1933: 33-14905 Registration Number Under the Investment Company Act of 1940: 811-05201

Dear Mrs. Williams:

     I respond below to the staff comments respecting the above-referenced registrant's post-effective amendment no. 71 to its Registration Statement on Form N-1A, which amendment was filed on December 23, 2009. You will recall that we discussed the staff comments over the telephone on February 10, 2009.

     1. The staff noted Rule 35d-1 under the Investment Company Act of 1940 and requested disclosures for Thornburg Strategic Municipal Income Fund stating that the Fund's objective of seeking current income exempt from federal individual income tax is a fundamental objective, in accordance with Rule 35d-1. We call your attention to the existing disclosure in each of the Fund's prospectuses under the caption "Principal Investment Strategies" which states in pertinent part:

The Fund normally invests 100% of its assets in municipal obligations. The Fund may invest up to 20% of its assets in taxable securities which would produce income not exempt from federal income tax because of market conditions, pending investment of idle funds or to afford liquidity. The Fund's temporary taxable investments may exceed 20% of its assets when made for defensive purposes during periods of abnormal market conditions.

We propose to add disclosures clarifying that the foregoing investment limitation is fundamental, more specifically as follows:

(i) Include in each of the Fund's statements of additional information under the caption "Investment Limitations" the following additional, fundamental investment policy:

[the Fund shall not] (1) Invest in securities other than municipal obligations (including participations therein) and temporary investments within the percentage limitations stated in the Prospectus. . ..; and

(ii) Include in each of the Fund's statements of additional information under the caption "Investment Policies" a statement mirroring the prospectus disclosure with respect to the 80% limitation and stating substantially as follows:

Except to the extent that the Fund is invested in temporary investments for defensive purposes, the Fund will, under normal conditions, invest 100% of its assets in municipal obligations and normally will not invest less than 80% of its assets in municipal obligations. This 80% policy is a fundamental investment policy of the Fund and may be changed only with the approval of a majority of the outstanding voting securities of the Fund.

(iii) Include in each of the Fund's statements of additional information a definitional statement respecting the term "assets" in the foregoing language, as follows:

In applying the percentage investment restrictions described in the preceding paragraph. . ., the term "assets" means net assets of the Fund plus the amount of any borrowings for investment purposes.

     2. The staff reminded us that the Fund's prospectus should include a reference to the location of the Fund's disclosure respecting its policies on portfolio holdings disclosure. We note that each of the Fund's prospectuses state, under the caption "Additional Information About Fund Investments, Investment Practices, and Risks," that "The Statement of Additional Information also contains information about the Fund's policies and procedures with respect to the disclosure of Fund portfolio investments." The specific information on this topic appears in the statements of additional information under the caption "Disclosure of Portfolio Securities Holdings Information."

     3. The staff noted the prospectus disclosures respecting potential investments in investment companies, and reminded us that the instructions relating to item 3 of Form N-1A require the addition of a line to the prospectus annual fund operating expenses table to disclose certain "indirect" expenses associated with investment in investment companies. The Fund's management has marked its calendar to consider, at the end of the Fund's first fiscal year, whether or not any such investments require such a disclosure.

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please advise me of any questions you have respecting the foregoing points, or of any other matters involving this filing. We appreciate your assistance and expeditious review of this filing.


                                  Sincerely,

                                  /S/

                                  Charles W.N. Thompson, Jr.